UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: People's Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Main Street 2nd Floor
(No. and Street)

Bridgeport	CT	06604-0031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce T McElwee (Treasurer) (203) 338-4929
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Stamford Square 3001 Summer ST	Stamford	CT	06905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce T McElwee _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of People's Securities Inc. _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Treasurer

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition and Supplementary Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Table of Contents



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
People's Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of People's Securities, Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

Stamford, Connecticut
March 1, 2018

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents (note 4)	$	32,267,139
Cash segregated under federal regulations (note 4)		2,853,561
Securities segregated under federal regulations, at fair value (notes 4 and 5)		7,943,361
Securities, at fair value (notes 4 and 5)		296,367
Receivables from customers (note 6)		13,545,245
Receivables from clearing organizations		1,591,387
Commission and fees receivable		6,964,482
Goodwill (note 3)		31,715,450
Other acquisition-related intangible assets (note 3)		39,556,638
Other assets		680,036
Total assets	$	137,413,666

Liabilities and Stockholder's Equity

Liabilities:		
Payables to customers (note 6)	$	24,046,348
Due to People's United Bank, National Association		9,733,675
Contingent earnout liability (note 3)		10,960,000
Other liabilities		53,314
Total liabilities		44,793,337
Stockholder's equity (notes 7, 8 and 9):		
Common stock without par value; authorized 5,000 shares;		
100 shares issued and outstanding		500,000
Additional paid-in capital		78,028,368
Retained earnings		14,091,961
Total stockholder's equity		92,620,329
Total liabilities and stockholder's equity	$	137,413,666

See accompanying notes to financial statements.

(1) Organization and Nature of Business

People's Securities, Inc. (the Company) is a brokerage firm and a wholly-owned subsidiary of People's United Bank, National Association (People's United). The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a registered investment advisor with the Securities and Exchange Commission (the SEC). The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is registered in all 50 states, the District of Columbia and Puerto Rico. It offers brokerage and insurance services through the People's United's branch network consisting of approximately 400 branches located throughout New England and southeastern New York. Revenues are primarily earned from fees collected from customers. These fees and commissions are primarily associated with buying and selling of securities, including mutual funds, managed asset allocation portfolios, insurance and annuities.

(2) Summary of Significant Accounting Policies

(a) Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments (such as money market mutual funds), but exclude cash segregated in a special reserve account under federal regulations. Cash equivalents in the form of money market mutual funds are carried at fair value.

(c) Securities

All of the Company's securities, including securities segregated under federal regulations, are reported at fair value on trade date. Net unrealized and realized gains and losses on securities are included as revenue in the Statement of Income.

(d) Revenue Recognition

Investment Advisory Fees

The Company recognizes investment advisory fees as earned over the period in which services are rendered. The majority of investment advisory fees earned from customers and separate accounts are charged on a quarterly based upon the average of net assets under management in accordance with such investment management agreements. Mutual fund fees are based on daily net assets under management.

(Continued)

Investment Company Shares

Mutual fund and annuity trailer fees are earned over the period that the customer invested assets are managed by the third-party mutual fund company or insurance carrier. This revenue is accrued based on the estimated fair value of the assets held at the third-party mutual fund company and insurance carrier during the period.

Fixed Annuities and Insurance

The Company recognizes income at the time the transaction is payable to the Company by the insurance carrier.

Securities Commissions

The Company recognizes transactional commission revenues and expenses on a trade-date basis.

(e)   *Goodwill and Other Acquisition-Related Intangible Assets*

An acquirer in a business combination is required, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration, if any, is also recognized and measured at fair value on the date of acquisition. In addition, the accounting standards for business combinations require that: (i) acquisition-related transaction costs be expensed as incurred; (ii) specific requirements be met in order to accrue for a restructuring plan as part of the acquisition; and (iii) certain pre-acquisition contingencies be recognized at fair value.

Intangible assets are recognized in an amount equal to the excess of the consideration transferred over the fair value of the tangible net assets acquired. "Acquisition-related intangible assets" are separately identified, recognized and amortized, where appropriate, for assets such as trade names, certain contractual agreements and the estimated values of acquired customer relationships. Mutual fund management contract intangibles recognized by the Company are deemed to have indefinite useful lives and, accordingly, are not amortized. The remaining intangible asset is recognized as goodwill.

Goodwill and indefinite-lived intangible assets are not amortized but, rather, are reviewed for impairment at least annually as of the October 1st evaluation date, with impairment losses recognized as a charge to expense when they occur. Acquisition-related intangible assets other than goodwill and indefinite-lived intangible assets are amortized to expense over their estimated useful lives in a manner consistent with that in which the related benefits are expected to be realized, and are periodically reviewed by management to assess recoverability, with impairment losses recognized as a charge to expense if carrying amounts exceed fair values.

(Continued)

The Company's trade name intangible is amortized on a straight-line basis over 5 years. The customer relationship intangible is amortized on a straight-line basis over 12 years. Intangibles arising from contractual agreements, such as favorable lease and non-compete agreements, are amortized on a straight-line basis over the remaining term of the respective agreements.

Goodwill is evaluated at the reporting unit level annually or more frequently if a triggering event indicates that impairment may have occurred. Entities have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of such events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity is not required to perform the two-step impairment test as described below.

The first step ("Step 1") is used to identify potential impairment, and involves comparing a reporting unit's estimated fair value to its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not deemed to be impaired. Should the carrying amount of a reporting unit exceed its estimated fair value, an indicator of potential impairment is deemed to exist and a second step is performed to measure the amount of such impairment, if any. At this time, the Company's identified reporting unit is not at risk of failing the Step 1 goodwill impairment test.

The second step ("Step 2") involves calculating the implied fair value of goodwill for a reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to how the amount of goodwill is determined in a business combination (i.e. by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles applicable to that reporting unit as of the impairment testing date). If the implied fair value of goodwill exceeds the carrying amount of goodwill assigned to the reporting unit, no impairment exists. If the carrying amount of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recorded in an amount equal to such excess. An impairment loss cannot exceed the carrying amount of goodwill assigned to a reporting unit, and the loss (write-down) establishes a new carrying amount for the goodwill. Subsequent reversals of goodwill impairment losses are not permitted.

In conducting its 2017 goodwill impairment evaluation (as of the annual October 1st evaluation date), the Company performed the Step 1 assessment and, upon doing so, concluded that performance of the Step 2 impairment test was not required.

(f) *New Accounting Standards*

Standards effective in 2018

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (the FASB) amended its standards with respect to revenue recognition. The amended guidance serves to replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance, providing a unified model to determine when and how revenue is recognized. The underlying principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments also require enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. As originally issued, this new guidance, which can be applied retrospectively or through the use of the cumulative effect transition method, was to become effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2016 (January 1, 2017 for the Company) and early adoption was not permitted.

In July 2015, the FASB approved a one-year deferral of the effective date (now January 1, 2018 for the Company) with early adoption, as of the original effective date, permitted. Since that date, the FASB issued amendments to clarify the implementation guidance and add some practical expedients in certain areas, including: (i) principal versus agent considerations; (ii) the identification of performance obligations; and (iii) certain aspects of the accounting for licensing arrangements. These amendments do not change the core principle of the guidance and are effective for and follow the same transition requirements as the core principle.

The scope of the guidance explicitly excludes interest income as well as other revenues associated with financial assets and liabilities, including loans, leases, securities and derivatives. The Company's primary source of revenue is fee income earned in connection with brokerage-related activities, some elements of which are within the scope of the guidance. In completing its assessment of those revenue streams within the scope of the guidance, the Company concluded that no changes were required to adhere to the new standard. Accordingly, adoption of this standard, which occurred on January 1, 2018, is not expected to have a material impact on the Company's Financial Statements, its current accounting policies and practices or the timing or amount of revenue recognized. Still, the Company has, where appropriate, evaluated necessary changes to business processes, systems and internal controls in order to support the recognition, measurement and disclosure requirements of the new standard.

(Continued)

Standards effective in 2020

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB amended its standards with respect to goodwill, simplifying how an entity is required to conduct the impairment assessment by eliminating "Step 2", which requires a hypothetical purchase price allocation, from the goodwill impairment test. Instead, goodwill impairment will now be measured as the amount by which a reporting unit's carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. An entity will still have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. This new guidance is effective in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (January 1, 2020 for the Company) and is to be applied prospectively. Early adoption is permitted for any impairment tests performed after January 1, 2017. This amendment, which the Company elected to early adopt effective January 1, 2018, is not expected to have a significant impact on the Company's Financial Statements.

(3) Goodwill and Other Acquisition-Related Intangible Assets

In November 2016, the Company completed its acquisition of Gerstein, Fisher & Associates, Inc. (Gerstein Fisher), an investment management firm based in New York City, in an all-cash transaction. The fair value of the consideration transferred in the Gerstein Fisher acquisition consisted of $57,414,423 in cash and $18,260,000 in contingent consideration (see below).

In connection with the acquisition of Gerstein Fisher, the Company recorded: (i) goodwill of $31,715,450; (ii) other acquisition-related intangible assets, representing customer relationships, trade name, and non-compete, favorable lease and fund management contracts, totaling $42,260,000; and (iii) other assets totaling $1,698,973.

The asset purchase agreement contains an earnout provision whereby the seller may receive an additional cash payment on each of the first through fifth anniversary dates of the acquisition provided certain revenue growth targets are achieved. The amount recorded in connection with the consummation of the transaction represented the estimated fair value of the earnout liability as of that date and is subject to subsequent adjustments, recognized in earnings, over the five-year term of the earnout arrangement.

In November 2017, on the first anniversary of the acquisition, the fair value of the earnout liability was re-measured based upon (i) actual revenue growth achieved in year one of the earnout arrangement and (ii) estimated revenue growth projected over the remaining four years of the earnout arrangement, both relative to the revenue growth targets established in the asset purchase agreement. As a result of this analysis, a $7,300,000 reduction in the earnout liability was recorded during the period.

The following is a summary of the Company's other acquisition-related intangible assets:

	2017		
	Gross	Accumulated	Carrying
As of December 31, 2017	Amount	Amortization	Amount
Intangibles amortized:			
Client relationships	$ 24,350,000	$ 2,367,361	$ 21,982,639
Favorable lease agreement	710,000	165,667	544,333
Non-compete agreements	410,000	95,667	314,333
Trade name intangible	320,000	74,667	245,333
Total	$ 25,790,000	$ 2,703,362	23,086,638
Mutual fund management contracts (not amortized)			16,470,000
Total other acquisition-related intangible assets		$	39,556,638

(4) Cash, Cash Equivalents and Securities

Pursuant to Rule 15c3-3 of the SEC, the Company is required to maintain a segregated special reserve bank account for the exclusive benefit of its customers. In accordance with these requirements, the Company maintained an account at Citibank N.A. with a total balance of $2,853,561 in cash and $7,943,361 in securities (at fair value) at December 31, 2017. The securities consisted of U.S. Treasury Notes.

Additional funds are invested in cash management accounts administered by People's United and others that are reinvested daily in money market mutual funds.

The components of cash (other than the segregated reserve account) and cash equivalents at December 31, 2017 are as follows:

Money market mutual funds	$	25,380,463
Cash balances at a third-party financial institution		2,000,000
Cash balances at People's United		4,886,676
Total cash and cash equivalents	$	32,267,139

At December 31, 2017, securities (other than those segregated under federal regulations) consisted of U.S. Treasury Notes with a fair value of $296,367.

(Continued)

(5) Fair Value Measurements

At December 31, 2017, all of the Company's securities and cash equivalents are reported at fair value. Accounting standards for fair value measurements define fair value, provide a framework for measuring fair value, and establish related disclosure requirements. Broadly, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accordingly, an "exit price" approach is required in determining fair value. In support of this principle, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value, requiring entities to maximize the use of market or observable inputs (as more reliable measures) and minimize the use of unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs generally require significant management judgment. The fair value measurement level within the hierarchy is determined based on the lowest level of any input that is significant to the fair value measurement. The three levels within the fair value hierarchy are as follows:

- Level 1 – Unadjusted quoted market prices for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date, (such as active exchange-traded equity securities and certain U.S. and government agency debt securities).

- Level 2 – Observable inputs other than quoted prices included in Level 1, such as:

  - quoted prices for similar assets or liabilities in active markets (such as U.S. agency);

  - quoted prices for identical or similar assets or liabilities in less active markets (such as certain U.S. and government agency debt securities, and corporate and municipal debt securities that trade infrequently); and

  - other inputs that (i) are observable for substantially the full term of the asset or liability (such as interest rates, yield curves, prepayment speeds, default rates, etc.) or (ii) can be corroborated by observable market data.

- Level 3 – Valuation techniques that require unobservable inputs that are supported by little or no market activity and are significant to the fair value measurement of the asset or liability (such as pricing models, discounted cash flow methodologies and similar techniques that typically reflect management's own estimates of the assumptions a market participant would use in pricing the asset or liability).

When available, the Company uses quoted market prices for identical securities received from an independent, nationally recognized, third-party pricing service to determine the fair value of securities such as U.S. Treasury securities that are included in Level 1. When quoted market prices for identical securities are unavailable, the Company uses prices provided by the independent pricing service based on recent trading activity and other observable information including, but not limited to, market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. Shares in money market mutual funds that are included in Level 1 are measured at the net asset value per share as reported in the active market on which the fund is traded. There are no restrictions on the redemption of these shares and the Company is not contractually obligated to further invest in the funds.

The following table summarizes the Company's assets measured at fair value on a recurring basis at December 31, 2017:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Total
Securities (U.S. Treasury notes)	$ 8,239,728	$ -	$ -	$ 8,239,728
Money market mutual funds	25,380,463	-	-	25,380,463
Total	$ 33,620,191	$ -	$ -	$ 33,620,191

During the year ended December 31, 2017, no Level 3 assets were held by the Company. Further, during that period, there were no transfers of assets into or out of the Level 1 or Level 2 categories.

(6) Customer Transactions

In the normal course of business, the Company's activities involve the execution, clearing, settlement and financing of various customer securities transactions. These customer activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, collateralized by cash equivalents and securities in the customers' accounts. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory requirements and internal guidelines. The Company monitors the required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Customer receivables and payables include amounts due on margin transactions and cash on customer deposits, respectively, and generally represent interest-bearing balances. Interest rates on receivables are set between 2.0% and 5.0% over the current broker call rate of 3.50%. Interest rates on payables are currently at 5 basis points. Receivables are collateralized by diversified portfolios of customer-owned margin securities that are not reflected in the Company's financial statements.

(Continued)

(7) Related Party Transactions

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by People's United and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in the pension and other benefit plans sponsored by People's United. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

The Company is included in the consolidated federal and combined state income tax returns filed by People's United Financial, Inc. (the parent of People's United). For federal purposes, People's United Financial, Inc. charges or credits the Company for the portion of the consolidated income tax expense or benefit attributable to the Company's stand-alone operations, based on income for financial reporting purposes. For combined state income tax returns, the Company is allocated its share of the total current tax liability. People's United Financial, Inc. is currently under examination by the Internal Revenue Service and certain state taxing authorities but is no longer subject to federal or state income tax examinations through 2011. The amount of total consolidated unrecognized income tax benefits is not expected to change significantly within the next twelve months. The Tax Cuts and Jobs Act (the "Act") was enacted on December 22, 2017. The most significant provision of the Act applicable to the Company serves to reduce the U.S. federal corporate tax rate, effective January 1, 2018, from 35% to 21%. Given that the Company has no deferred tax assets, the Act has no impact on the financial statements of the Company for 2017.

The Company also files separate returns in various states. The Company is not currently subject to or under examination by any state taxing authorities. The Company has no liability for unrecognized income tax benefits related to uncertain tax positions.

At December 31, 2017, the Company had no deferred tax assets or liabilities and no liability for unrecognized tax benefits associated with uncertain tax positions.

In 2017, the Company received a capital contribution totaling $12,000,000 from People's United.

(8) Stock-Based Compensation

Stock-based compensation costs are measured based on the grant date fair value and are recognized as expense over the requisite service period. The obligation for this expense was assumed by People's United and, therefore, was recognized by the Company as a credit to additional paid-in capital.

(Continued)

(9) Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital. As permitted by Rule 15c3-l, the Company has elected to compute its net capital requirement at December 31, 2017 using the alternative method. This method requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital of $10,043,911, which was approximately 101.0% of aggregate debit balances and $9,793,911 in excess of its required minimum net capital.

(10) Commitments & Contingencies

As of March 1, 2018, the Company has no arbitrations, and or lawsuit or other material contingencies pending.

At December 31, 2017, the Company was obligated under various noncancelable operating leases for office space, which expire on various dates through 2032. Certain leases contain renewal options and provide for increased rentals based principally on the consumer price index and fair market rental value provisions.

(11) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 1, 2018, when these financial statements were issued, noting the following.

On February 7, 2018, the Company filed a Continuing Membership Application (CMA) with FINRA seeking approval to change the manner in which it conducts business. Specifically, PSI proposes to reorganize its operations, transferring the assets and liabilities attributable to its two investment advisory businesses, Olson Mobeck Investment Advisors and Gerstein Fisher, to People's United Advisors, a newly-formed, wholly-owned subsidiary of People's United. The assets proposed to be transferred primarily represent goodwill and other intangible assets. The liabilities proposed to be transferred primarily represent the contingent earnout liability recognized in connection with the acquisition of Gerstein Fisher in 2016. If approved, management anticipates that the reorganization would be completed in the second quarter of 2018.

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Computation of Net Capital Under Rule 15c3-l

December 31, 2017

Net capital, as defined:		
Total stockholder's equity	$	92,620,329
Total capital and allowable liabilities		92,620,329
Less non-allowable assets:		
Goodwill and other acquisition-related intangible assets		31,715,450
Accrued income receivable		6,873,582
Prepaid assets		349,641
Unsecured customer receivables		13
Non-allowable cash at affiliated bank		1,881,731
Other nonallowable assets		309,109
Total deductions and/or charges		41,129,526
Net capital before haircuts on securities positions		51,490,803
Haircuts on securities positions (computed, where applicable, pursuant to Rule 15c3-l(f))		1,890,255
Net capital		49,600,548
Computation of alternative net capital requirement:		
The greater of (i) $250,000 or (ii) $199,320, representing 2% of aggregate debit items of $9,965,994 as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation		250,000
Net capital	$	49,350,548
Net capital in excess of		
4% of aggregate debit items	$	49,201,908
5% of aggregate debit items		49,102,248

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2017 filed on January 24, 2018.

See accompanying report of independent registered public accounting firm.

PEOPLE'S SECURITIES, INC.

(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2017

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	24,564,781
Other		11,475
Total credit balances	$	24,576,256
Debit balances:		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$	9,086,861
Other		51
Receivables from clearing organization		879,082
Total debit balances		9,965,994
Less 3% of aggregate debit items		(298,980)
Total debit balances	$	9,667,014
Reserve computation:		
Excess of total credits over total debits	$	14,909,242
Amount held on deposit in reserve bank accounts including qualified securities		10,796,922
Deposit on January 2, 2018		5,770,000
New amount held on deposit in reserve bank accounts including qualified securities		16,566,922
Excess per this calculation	$	1,657,680

Note: There is no material difference between the above computation and the Company's calculation included in Part II of Form X-17A-5 as of December 31, 2017 filed on January 24, 2018.

See accompanying report of independent registered public accounting firm.

PEOPLE'S SECURITIES, INC.
(A Wholly-Owned Subsidiary of People's United Bank, National Association)

Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2017

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3) $ -

   Number of items

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 $ -

   Number of items

See accompanying report of independent registered public accounting firm.